SCHEDULE 14A

(Rule 14a-101)
INFORMATION REQUIRED IN PROXY STATEMENT
SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)
of the Securities and Exchange Act of 1934
(Amendment No. 4)

Filed by the Registrant [  ]
Filed by a Party other than the Registrant [X]
Check the appropriate box:
    [   ] Preliminary Proxy Statement
    [   ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e) (2))
    [   ] Definitive Proxy Statement
    [X] Definitive Additional Materials
    [   ] Soliciting Material Under Rule 14a-12

Lenox Bancorp, Inc.

(Name of Registrant as Specified In Its Charter)

John C. Lame

(Name of Person(s) Filing Proxy Statement if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

[X]      No fee required.

[   ]      Fee computed on table below per Exchange Act Rules 14a-6(i) (4) and 0-11.

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  Aggregate number of securities to which transaction applies:

  Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (Set forth the amount on which the filing fee is calculated and state how it was determined)

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[ ]     Fee paid previously with preliminary materials.

[ ]     Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of this filing.

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  Date Filed:

JOHN C. LAME
1260 Hayward Avenue
Cincinnati, Ohio 45208

Phone:  321-7405
Fax:  321-8587

May 4, 2001

To All Lenox Shareholders:

NEWS FLASH

I am happy to tell you that the Office of Thrift Supervision has approved my Notice of Change in Control. More specifically, this means I can deliver all proxies which you submit to me and vote them at the Annual Meeting.

As a reminder, the meeting is May 9 at 2:30 p.m. at the Bank’s executive offices, 4730 Montgomery Road, Norwood, Ohio.

If you support Guy and me and would like to see change at Lenox, it is vitally important that you follow the following procedures:

          For Stock Certificates You Hold:

  Do not sign the green card under any circumstances. Tear your green card up and throw it away!
  Sign and return the enclosed WHITE card in the enclosed postage paid envelope.
  If you signed and returned a green card earlier, we need you to immediately sign and return a WHITE card.
  Send the WHITE proxy card now, even if you want to attend the meeting and vote in person; we must have your signed WHITE proxy card now.

  For Stock Certificates Held by Brokers:

  If your shares are held by a broker or other nominee, contact your broker by phone immediately and instruct them to vote in favor of Mr. Napier and me.
  If you have or your broker has any questions, immediately contact Rick Grubaugh at MalCon Proxy Advisors at 1-800-475-9320.

TIME IS SHORT. You must Act Now if you want Lenox to Change!

If you have any questions or need further assistance please contact our proxy solicitor Rick Grubaugh at MalCon Proxy Advisors, Inc., 130 William Street, New York, NY 10038; 1-800- 475-9320; or feel free to contact me at 1-513-235-6982.

Thank you for your help.

Sincerely, JOHN C. LAME

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME

PROXY FOR ANNUAL MEETING	The undersigned hereby appoints JOHN C. LAME proxy of the undersigned, with the power of substitution, to vote all shares of Common Stock which the undersigned would be entitled to vote on the matters specified below and in his discretion with respect to such other business as may properly come before the Annual Meeting of Shareholders of Lenox Bancorp, Inc. to be held on May 9, 2001 at 2:30 p.m. Eastern Time at 4730 Montgomery Road, Norwood, Ohio or any adjournment of such Annual Meeting.

1. Authority to elect as directors the two nominees listed below.

      FOR________             WITHHOLD AUTHORITY___________

JOHN C. LAME, GUY E. NAPIER

WRITE THE NAME OF ANY NOMINEE(S) FOR WHOM AUTHORITY TO VOTE IS WITHHELD

_________________            _______________________

THIS PROXY WILL BE VOTED FOR JOHN C. LAME AND GUY E. NAPIER UNLESS A CONTRARY CHOICE IS SPECIFIED.

(This proxy is continued and is to be signed on the reverse side.)

Date , 2001 (Important: Please sign exactly as name appears hereon indicating, where proper, official position or representative capacity. In the case of joint holders, all should sign.)

THIS PROXY IS SOLICITED ON BEHALF OF JOHN C. LAME